FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2005

B.O.S. Better Online Solutions, Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K, MANAGEMENT'S DISCUSSION AND ANALYSIS, AND THE FIRST PARAGRAPH OF THE REGISTRANT”S PRESS RELEASE IN ITEM 4 BELOW, ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.     Attached hereto and incorporated by reference are the Unaudited Interim Consolidated Financial Statements of the Registrant as of September 30, 2005.

2.     Attached hereto and incorporated by reference is the following Registrant’s press release: B.O.S. Better Online Solutions Ltd. Reports Results for the Third Quarter of 2005; Dated November 29, 2005.

3.     Attached hereto and incorporated by reference is Management’s Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2005 and September 30, 2004.

4.     Attached hereto and incorporated by reference is the following Registrant’s press release: BOS Holdings in ODEM to Increase to 100%; Dated November 1, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions, Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: November 29, 2005

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Unaudited Balance Sheets	2 - 3
Consolidated Unaudited Statements of Operations	4
Consolidated Unaudited Statements of Cash Flows	5 - 6
Notes to Consolidated Unaudited Financial Statements	7 - 15

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,464	$2,578
Short-term marketable securities	1,093	2,324
Trade receivables (net of allowance for doubtful accounts of $ 38 at
December 31, 2004 and $ 40 at September 30, 2005)	5,405	4,557
Other accounts receivable and prepaid expenses	1,080	722
Inventories (Note 3)	4,514	3,086

Total current assets	16,556	13,267

LONG-TERM INVESTMENTS:
Long-term marketable securities	1,053	757
Severance pay funds	1,119	1,143
Investment in an affiliated company (Note 7)	752	2,472
Other assets	-	395

Total long-term investments	2,924	4,767

PROPERTY AND EQUIPMENT, NET	971	1,019

INTANGIBLE ASSETS:
Goodwill	1,717	1,569
Customer list, net	1,800	1,389
Other intangible assets, net	403	471

Total intangible assets	3,920	3,429

ASSETS RELATED TO DISCONTINUED SEGMENT	-	3

Total assets	$24,371	$22,485

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	September 30, 2005	December 31, 2004
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans from banks	$2,624	$1,354
Current maturities of long-term convertible note and bank loans
(Note 4)	217	643
Trade payables	3,905	3,845
Employees and payroll accruals	788	664
Deferred revenues	371	364
Accrued expenses and other liabilities	1,854	1,141

Total current liabilities	9,759	8,011

LONG-TERM LIABILITIES:
Long-term convertible note (Note 4)	1,064	1,151
Bank loans (net of current maturities)	21	54
Deferred taxes	397	348
Put option issued to minority shareholders in a subsidiary	42	359
Accrued severance pay	1,350	1,468

Total long-term liabilities	2,874	3,380

MINORITY INTEREST IN A SUBSIDIARY	346	809

LIABILITIES RELATED TO DISCONTINUED SEGMENT	237	237

CONTINGENT LIABILITIES (Note 5)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 4.00 par value- Authorized: 8,750,000 shares at
September 30, 2005 and December 31, 2004; Issued: 6,589,385 and 4,737,658
shares at September 30, 2005 and December 31, 2004, respectively;
Outstanding: 6,589,385 and 4,737,658 shares at September 30, 2005 and
December 31, 2004, respectively	6,280	4,823
Additional paid-in capital	47,656	44,426
Deferred stock-based compensation	(127)	(174)
Accumulated other comprehensive income	29	31
Accumulated deficit	(42,683)	(39,058)

Total shareholders' equity	11,155	10,048

Total liabilities and shareholders' equity	$24,371	$22,485

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2004	2005	2004	2005	2004
	Unaudited

Revenues	$4,043	$20,801	$1,457	$6,208	$8,282
Cost of revenues	1,927	14,984	691	4,386	4,608

Gross profit	2,116	5,817	766	1,822	3,674

Operating expenses:
Research and development	1,559	2,084	618	627	2,296
Less - grants and participation	(370)	(217)	(159)	(84)	(492)
Selling and marketing	933	2,715	296	797	1,706
General and administrative	1,152	2,555	337	838	1,705

Total operating expenses	3,274	7,137	1,092	2,178	5,215

Operating loss	(1,158)	(1,320)	(326)	(356)	(1,541)
Financial expenses, net	(51)	(360)	(59)	(38)	(158)
Other income	-	300	-	273	-

Loss before taxes on income	(1,209)	(1,380)	(385)	(121)	(1,699)
Taxes on income	-	(297)	-	(63)	(20)

Loss before equity in losses of an
affiliated company	(1,209)	(1,677)	(385)	(184)	(1,719)
Equity in losses of an affiliated company
(Note 7)	(215)	(1,720)	(81)	(1,480)	(308)
Minority interest in earnings of a
subsidiary	-	(230)	-	(80)	(17)

Net loss from continuing operations	(1,424)	(3,627)	(466)	(1,744)	(2,044)
Net loss related to discontinued operations	(18)	-	-	-	(9)

Net loss	$(1,442)	$(3,627)	$(466)	$(1,744)	$(2,053)

Basic and diluted net loss per share from
continuing operations	$(0.34)	$(0.69)	$(0.11)	$(0.28)	$(0.44)

Basic and diluted net loss per share from
discontinued operations	$(0.01)	$-	$-	$-	$(0.00)

Basic and diluted net loss of NIS 4.00
par value per share	$(0.35)	$(0.69)	$(0.11)	$(0.28)	$(0.44)

Weighted average number of shares used in
computing basic and diluted net loss per
share	4,163,166	5,287,886	4,165,224	6,261,105	4,631,106

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2004	2005	2004	2005	2004
	Unaudited

Cash flows from operating activities:

Net loss	$(1,442)	$(3,627)	$(466)	$(1,744)	$(2,053)
Adjustments to reconcile net loss to net cash
used in operating activities:
Net loss from discontinued operations	18	-	-	-	9
Depreciation and amortization	320	434	120	140	351
Amortization of marketable securities premium	-	35	-	15	47
Increase (decrease) in accrued severance pay,
net	19	(94)	(2)	8	8
Minority interest in earnings in a subsidiary	-	230	-	80	17
Capital loss from sale of property and
equipment	-	-	-	-	5
Capital gain from sale of product line	-	(273)	-	(273)	-
Net loss from decrease in value of put options	-	17	-	17	-
Stock based compensation to service providers	90	294	27	74	126
Financial expenses related to warrants issued
in connection with long-term convertible
note	10	69	8	5	78
Equity in losses of an affiliated company	215	1,720	81	1,480	308
Decrease (increase) in trade receivables	122	(884)	(134)	(128)	(342)
Decrease in deferred taxes	-	(90)	-	(71)	(47)
Decrease (increase) in other accounts
receivable and prepaid expenses	45	(79)	206	75	33
Decrease (increase) in inventories	88	(1,449)	26	(1,004)	(461)
Increase in trade payables	144	236	60	332	961
Increase (decrease) in employees and payroll
accruals, deferred revenues, accrued
expenses and other liabilities	(317)	186	(214)	(132)	(63)

Net cash used in continuing operations	(688)	(3,275)	(288)	(1,126)	(1,023)
Net cash used in operating activities from
discontinued operations	(101)	-	(6)	-	(96)

Net cash used in operating activities	(789)	(3,275)	(294)	(1,126)	(1,119)

Cash flows from investing activities:

Purchase of property and equipment	(158)	(243)	(80)	(93)	(214)
Proceeds from sale of property and equipment	-	-	-	-	38
Proceeds from sale of product line	-	75	-	75	-
Investment in long-term marketable securities	(678)	(607)	(400)	(607)	(1,247)
Redemption of marketable securities	1,000	1,511	600	581	1,000
Acquisitions, net of cash acquired (a,b)	-	(139)	-	-	(1,443)

Net cash provided by (used in) investing
activities	164	597	120	(44)	(1,866)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2004	2005	2004	2005	2004
	Unaudited

Cash flows from financing activities:

Short-term bank credit, net	-	1,286	-	(538)	(93)
Proceeds from issuance of shares, net	-	2,090	-	638	-
Proceeds from long-term convertible note, net
of issuance expenses	1,805	1,278	(25)	1,298	1,787
Payment of long-term convertible note and bank
loans	(20)	(77)	(20)	(10)	(80)

Net cash provided by (used in) financing
activities	1,785	4,577	(45)	1,388	1,614

Increase (decrease) in cash and cash equivalents	1,160	1,899	(219)	218	(1,371)
Increase in cash and cash equivalents of
discontinued operations	66	-	1	-	66
Effect of exchange rate changes on cash and
cash equivalents	-	(13)	-	-	11
Cash and cash equivalents at the beginning of
the period	3,872	2,578	5,316	4,246	3,872

Cash and cash equivalents at the end of the
period	$5,098	$4,464	$5,098	$4,464	$2,578

Non-cash activities:

Purchase of property and equipment	$13	$-	$-	$-	$13

a. Acquisition of Quasar:

Fair value of net assets acquired (excluding
cash and cash equivalents) and liabilities
assumed at acquisition date:	$597	$-	$597	$-	$597
Less -Amount acquired by issuance of shares	(539)	-	(539)	-	(539)
Payables	(58)	-	(58)	-	-

	$-	$-	$-	$-	$58

b. Acquisition of Odem:

Fair value of net tangible assets acquired
(excluding cash and cash equivalents) and
liabilities assumed at acquisition date:	$-	$681	$-	$681	$1,366
Fair value of net intangible assets net assets
acquired at acquisition date:		517		517	927
Less -Amount acquired by issuance of shares	-	532	-	532	769
Payables	-	631	-	770	139
Add: cancellation of Put and Call options	-	104	-	104	-

	$-	$139	$-	$-	$1,385

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	BASIS OF PRESENTATION

a.	B.O.S. Better Online Solutions Ltd. is an Israeli corporation together with its subsidiaries (hereinafter “the Company” or “BOS”):

These unaudited interim condensed consolidated financial statements reflect the Company’s financial position as of September 30, 2005 and for the year ended December 31, 2004. The statements also present the Company’s statements of operations for the nine and three months ended September 30, 2005 and 2004 and for the year ended December 31, 2004, and the statements of cash flow for the nine and three months ended September 30, 2005 and 2004 and for the year ended December 31, 2004. The December 31, 2004 consolidated balance sheet, statement of operations and statements of cash flow data were derived from the Company’s audited financial statements and does not include all of the disclosures required by accounting principles generally accepted in the United States. These interim statements include all normal recurring adjustments, which the Company believes are necessary to fairly present the Company’s financial position. All material intercompany balances have been eliminated. Because all the disclosures required by accounting principles generally accepted in the United States are not included, these interim statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on Form 6-K on March 30, 2005. The statements of operations for the periods presented are not necessarily indicative of results for any future period, or for the entire year.

b.	Business combination:

In September, the Company closed a transaction to acquire 23.9% of the outstanding shares of Odem Electronics Technologies 1992 Ltd. (“Odem”), a subsidiary of the Company in which the Company held 63.8% prior to this transaction, from the minority shareholders. In consideration for Odem’s shares, the Company issued 232,603 of Ordinary shares of the Company and will pay in cash an amount of $ 716, thus increasing its holdings in Odem from 63.8% on December 31, 2004 to 87.7% on September 30, 2005.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

Odem

Issuance of shares (1)	$532
Payables	770
Cancellation of Put and Call options	(104)

Total purchase price	$1,198

(1)	The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	BASIS OF PRESENTATION (Cont.)

Based upon on valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisitions as follows:

The consideration is as follows	Odem	Estimated useful life

Tangible assets	$681
Customer list (1)	509	9 years
Deferred tax liability	(136)	9 years
Goodwill	144

Total purchase price	$1,198

(1)	The Company’s allocation of purchase price valuated the acquired customer list by calculating the benefit from the protection against the loss in revenues and related cash flow as a direct result of the customer relationship.

c.	Disposal of product line

On July 18, 2005, BOSCom, Ltd., a wholly-owned subsidiary of the Company, signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $ 500 and a contingent payment in each of the next three years equal to 6-10% of future revenues exceeding $1,000 per year, generated by Consist from the PrintBOS product line. The Company has accounted for a gain of $ 273 in the three and nine month period ending September 30, 2005. As of September 30, 2005, the Company has received $ 75 on account of the agreement, an amount of $300 has been received after the balance date and the remaining $ 125 have been placed in escrow, pending PrintBOS repayment of royalties to the Office of the Chief Scientist (“OCS”).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	BASIS OF PRESENTATION (Cont.)

d.	Private placement:

In June 2005 the Company completed a private placement for the Company’s Ordinary shares. The Company issued to the investors 953,698 Ordinary Shares at a purchase price of $ 2.30 per share, for a consideration of approximately $ 2,045 (net of $ 149 in issuance expenses).

The private placement included warrants of 572,219 for ordinary shares. The warrants exercise price is $2.50 per ordinary share during for the first year from their issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date, respectively. The warrant is exercisable, in whole or in part during a period of three years from issuance. Any delay in registration and/or effectiveness of the underlying shares of the transaction, will result in penalties, equal to 1.0% of the value of the shares subject to registration, which will be determined on the basis of the average closing price of the ordinary shares on the market.

e.	Financial statement in U.S. dollars (“dollars”):

The functional currency of a certain subsidiary, whose functional currency as of December 31, 2004, was other than dollar and has been translated into U.S. dollars, has changed on April 1, 2005, due to significant changes in economic facts and circumstances indicating a functional currency change. In accordance with FAS 52, “Foreign Currency Translation” and since the functional currency changed from a foreign currency to the reporting currency, dollars, the translation adjustments as of March 30, 2005, prior to the change have not been removed from equity and the translated amounts for nonmonetary assets as of March 30, 2005, prior to the change became the accounting basis for those assets in the periods starting April 1, 2005.

NOTE 2:	–	SHARE-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB-25”), and Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company’s employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

The Company applies SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services”, with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted to employees under the Company’s plans been determined based on the fair value at the date of grant. The Company’s net loss and loss per Ordinary share in the nine months ended September 30, 2005 and 2004 and in the year ended December 31, 2004, would have changed to the pro forma amounts shown below:

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SHARE-BASED COMPENSATION (Cont.)

	Nine months ended September 30,		Year ended December 31,
	2004	2005	2004
	Unaudited

Net loss from continuing operations as reported	$(1,424)	$(3,627)	$(2,044)
Deduct: stock-based compensation expense determined
under fair value method for all awards	(82)	(165)	(91)

Pro forma net loss from continuing operations	(1,506)	(3,792)	(2,135)

Net loss from discontinued operations as reported	(18)	-	(9)

Pro forma net loss from discontinued operations	(18)	-	(9)

Pro forma net loss	$(1,524)	$(3,792)	$(2,144)

Basic and diluted loss per share as reported:
Continuing operations	$(0.34)	$(0.69)	$(0.44)
Discontinued operations	(0.01)	-	0.00

	$(0.35)	$(0.69)	$(0.44)

Pro forma loss per share:
Continuing operations	$(0.36)	$(0.72)	$(0.46)
Discontinued operations	(0.01)	-	0.00

	$(0.37)	$(0.72)	$(0.46)

The fair value of each option granted is estimated on the date of grant, using the Black Scholes Option Pricing Model with expected volatility of approximately 120%, 47% and 68%, in the periods ended September 30, 2005 and 2004 and December 31, 2004, respectively, and using the following weighted average assumptions:

(1)	Dividend yield of zero percent for each period.

(2)	Risk-free interest rate of 3.8%, 2.0 % and 2.5% in the periods ended September 30, 2005 and 2004 and December 31, 2004, respectively.

(3)	Expected average lives of the options of three years from the date of grant in the periods ended September 30, 2005 and 2004 and December 31, 2004.

NOTE 3:	–	INVENTORIES

	September 30, 2005	December 31, 2004
	Unaudited

Raw materials (including packaging materials)	$466	$809
Products in progress	489	367
Finished products	3,559	1,910

	$4,514	$3,086

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	LONG-TERM CONVERTIBLE NOTE

a.	On June 10, 2004, the Company entered into a Securities Purchase Agreement (“the Purchase Agreement”), with Laurus Master Fund Ltd. (“the Investor”), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 (“the Note”). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. Those fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of September 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which is subject to a reduction under certain conditions (ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). The Warrant is exercisable, in whole or in part, until June 10, 2011. Any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 2.0% for each 30 day period of the original principal amount of the note.

The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if a dividend is paid on the Ordinary shares in Ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black & Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 99 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

In March 2005, the Investor elected to convert $ 308 of the Convertible note principal into 100,000 Ordinary shares of the Company. In July 2005, the Investor completed the conversion of the balance of the Convertible note principal, which has not been converted or repaid and the accrued interest into an additional 540,293 Ordinary shares for approximately $ 1,580.

In September 2005, the Company entered into a Second Securities Purchase Agreement (“the Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 1,500 principal amount, due September 2008 (“the Note”). According to the agreement, several fees in the amount of $ 116 were paid to the Investor. Those fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $ 15 eventually increasing to $ 55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). The Warrant is exercisable, in whole or in part, until September 29, 2012. Any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 1.0% for each 30 day period of the original principal amount of the note.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	LONG-TERM CONVERTIBLE NOTE (Cont.)

The note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in Ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black & Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 144 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

Aggregate portion:

September 30, 2005
Unaudited

First year (current maturities)	$175
Second year	663
Third year	662

1,500
Less - discount	260

$1,240

NOTE 5:	–	CONTINGENT LIABILITIES

a.	In July 2002, the Company received a claim letter from Operate Lease Ltd. (“Operate Lease”) under which it claims that the Company’s termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and Operate Lease is demanding compensation in which the nominal claim amount is $ 292. No legal proceedings have been initiated. At this stage, according to the Company’s legal counsel’s assessment, the prospects of Operate Lease to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

b.	In September 2003, a supplier filed a legal claim in the amount of $107 against the Company. The claim alleges the breach of an agreement for the purchase of products. The Company’s legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company’s management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

c.	In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Jacob Lee (the seller of Pacinfo who became a shareholder of the Company), certain actions involving Pacinfo, if occurred before the end of 2003, may trigger a tax event for Mr. Jacob Lee. The Company may be obligated, under certain assumptions and according to the purchase agreement, to grant Mr. Lee a loan on a full recourse basis for certain tax payments Mr. Lee may be liable for, and to reimburse Mr. Lee for certain interest on taxes that he may owe, estimated at approximately $ 1,500. The Company will receive a security interest in shares of the Company that Mr. Lee holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	SEGMENTS AND GEOGRAPHIC INFORMATION

Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company manages its business in three reportable segments, which consists of connectivity solutions, communication solution and supply of electronic components.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

Segment information for the nine and three months prior ending September 30, 2004, was not presented on the new basis of segmentation since it is impracticable to do so.

a.	Revenues, gross profit and operating income (loss) for operating segments for the nine and three months ending September 2005 and for the year ended 2004 were as follow:

	Nine month ended September 30, 2005 (Unaudited)
	Connectivity	Communication	Electronics components	Adjustment and eliminations	Consolidated

Revenues	$3,306	$2,274	$15,301	$(80)	$20,801

Gross profit	$1,946	$575	$3,296	$-	$5,817

Operating income (loss)	$97	$(1,857)	$1,023	$(583)	$(1,320)

	Three month ended September 30, 2005 (Unaudited)
	Connectivity	Communication	Electronics components	Adjustment and eliminations	Consolidated

Revenues	$745	$486	$5,002	$(25)	$6,208

Gross profit	$491	$44	$1,287	$	$1,822

Operating income
(loss)	$24	$(709)	$318	$11	$(356)

	Year ended December 31, 2004
	Connectivity	Communication	Electronics components	Adjustment and eliminations	Consolidated

Revenues	$5,011	$1,363	$1,908	$-	$8,282

Gross profit	$2,933	$414	$327	$-	$3,674

Operating income
(loss)	$1,009	$(1,846)	$66	$(770)	$(1,541)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	SEGMENTS AND GEOGRAPHIC INFORMATION (Cont.)

b.	The following presents total revenues for the nine and three months ended September 30, 2005 and 2004 and for the year ended December 31, 2004:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2004	2005	2004	2005	2004 *)
	Unaudited

United States	$2,288	$2,985	$815	$727	$3,252
Far-East	-	4,992	-	1,436	707
Europe	636	2,102	171	408	1,066
Israel and other	1,119	10,722	471	3,637	3,257

	$4,043	$20,801	$1,457	$6,208	$8,282

Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

*)	Reclassified.

All the long-lived assets are attributed to Israel’s geographic area, and are comprised of goodwill, intangible assets, property and equipment.

c.	Major customer’s data as a percentage of total revenues:

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004
	Unaudited

Customer A	10%	61%	39%

Customer B	11%	-	-

NOTE 7:	–	IMPAIRMENT OF INVESTMENT IN AN AFFILIATED COMPANY

The Company has an investment in an affiliated company, Surf-Communication Solutions Ltd. (“Surf”), which to date was accounted for according to the equity method since the Company had an ability to exercise significant influence over Surf’s operating and financial policies.

In September 2005, Surf has completed a private placement in which Surf issued 10,571,144 Series E Preferred shares of $ 0.01 par value each, for net proceeds of $ 3,314. In addition, the previous Preferred shares of Surf were converted into 15,468,621 Ordinary shares, such that each dollar of the aggregate original issue price of the previous Preferred shares was converted into fully paid Ordinary shares and 3,314,250 Ordinary shares was converted into 3,314,250 Series D Preferred shares.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	IMPAIRMENT OF INVESTMENT IN AN AFFILIATED COMPANY(Cont.)

This private placement in Surf is considered an event of change in circumstances that has a significant adverse effect on the fair value of the investment and therefore the Company has evaluated the Company’s investment in Surf and determined that the value of the investment in Surf amounts to $ 752 as of September 30, 2005 based on management’s analysis (supported by an outside valuation). As a result, the Company has accounted for an impairment of $ 1,355, which has been included in the equity in losses of an affiliated company in the statement of operations for the period ending September 30, 2005.

In addition, the Company’s voting rights in Surf has been diluted to 8.7% of the total voting rights in Surf, as a result of the private placement. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the carrying amount of the investment of $ 752 is accounted for based on the cost accounting method.

NOTE 8:	–	SUBSEQUENT EVENTS

a.	Additional acquisition of Odem:

The Company has closed a transaction in November 2005, to purchase the minority shareholders in Odem in a cash consideration of approximately $ 550. This transaction increases the Company’s holdings in Odem to 100% as of November 1, 2005, from 87.7% on September 30, 2005.

b.	Sale of Communication Division:

In October 2005, the Company has entered into definitive agreements with Qualmax Inc. (hereinafter “Qualmax”) for the sale of the Company’s assets in the Company’s Communication Division and the transfer of the division’s employees to Qualmax. The closing of the transaction is subject to certain conditions. In consideration of the sale of the Company’s Communication Division, the Company will receive (i) approximately 4,150,000 shares in Qualmax. Out of this consideration, one quarter of the shares will be deposited in escrow, for a period of one year from closing, the transfer of the shares in escrow to the Company is dependent on achievement of revenues milestones of the sold division, (ii) an amount of $ 800 to be paid in payments of 4% of future revenues in Qualmax over a period of three years from the closing.

B.O.S. Better Online Solutions Ltd. Reports Results for the Third Quarter of 2005

TERADYON, Israel – (BUSINESS WIRE) – November 29, 2005 — B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ: BOSC; TASE: BOSC) reported today its results for the quarter ended September 30, 2005.

Highlights for the 3rd quarter:

Revenues for the third quarter of 2005 were $6.2M, an increase of 326% as compared to $1.5M for the third quarter of 2004. Our revenues increased mainly due to the consolidation of Odem Electronic Technologies 1992 Ltd. (“Odem”) (related to the Electronic Component operating segment), acquired in November 2004, and Quasar Telecom (2004) Ltd. (related to the Communications operating segment), which began operating on October 1, 2004.

Gross profit for the third quarter of 2005 increased 137% to $1.8M, compared to $766,000 for the third quarter of 2004.

Operating loss for the third quarter of 2005 was $356,000, compared to an operating loss of $431,000 for the second quarter of 2005, and an operating loss of $326,000 for the third quarter of 2004.

Loss from continuing operations for the third quarter of 2005, including an equity loss of $1.5M (mainly related to the impairment of an investment in Surf Communication Solutions Ltd. (“Surf”), an affiliated company), and other income in the amount of $273,000 (related to the Company’s sale of its PrintBOS activities), was $1.7M (or -$0.28 per share) compared to a loss of $466,000 (or -$0.11 per share), for the third quarter of 2004.

Highlights for the 9 months:

Revenues for the nine months ended September 30, 2005, amounted to $20.8 M, an increase of 414% as compared to $4M for the nine months ended September 30, 2004. Loss from continuing operations for such period amounted to $3.6M (or -$0.69 per share) compared to a net loss of $1.4M (or -$0.34 per share) for the nine months ended September 30, 2004. The loss from continuing operations for the nine months ended September 30, 2005, includes equity losses in the amount of $1.5M (mainly related to the impairment of an investment in Surf), and other income in the amount of $273,000 (related to the Company’s sale of its PrintBOS activities).

As of September 30, 2005, the Company’s balance sheet shows financial resources (cash, cash equivalents and marketable securities) of $6.6M and loans (long and short term) of $3.9M.

In September 2005, BOS acquired an additional 23.9% of the outstanding shares of Odem, a subsidiary of the Company, from a minority shareholder, thus increasing its holdings in Odem from 63.6% in December 31, 2004, to 87.7% in September 30, 2005. In consideration for Odem’s shares, the Company issued 232,603 Ordinary Shares and made a cash payment in the amount of $716,000. On November 1, 2005, BOS announced its acquisition of the remaining shares of Odem in consideration for a cash payment in the amount of $554,105 and Odem became a wholly-owned subsidiary of the Company.

On October 27, 2005, BOS entered into a definitive agreement with Qualmax Inc., a US VoIP service and equipment provider, for the sale of the assets of its Communications Division to Qualmax. The consideration payable to BOS is approximately 4,150,000 Qualmax shares and 4% royalties from future revenues Qualmax generates from the sold business, up to $800,000.  One quarter of the Qualmax shares to be received by BOS in the transaction, shall be deposited in escrow and shall be released to BOS at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon Qualmax generating by then certain revenues from the sold business. The closing of the transaction is subject to certain closing conditions, including Qualmax completing a merger into a US publicly traded company.

Adiv Baruch, BOS’ CEO stated: “We are continuing to implement our strategy as was defined in 2004. We have increased our holdings in Odem and turned it into our wholly owned subsidiary, while in parallel, we are spinning off and realizing non-core activities.”

Edouard Cukierman, Chairman of BOS commented: “Since it was acquired, Odem has become one of the main growth engines of the Company, reflecting the increased demand for RFID products.”

About BOS

B.O.S.     Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE: BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation

An additional focus has been on the Communications division, providing easy to install and affordable VoIP and cellular gateways solutions for businesses. The Company entered into a definitive agreement for the sale of the Communications Division’s assets in October 2005.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,464	$2,578
Short-term marketable securities	1,093	2,324
Trade receivables	5,405	4,557
Other accounts receivable and prepaid expenses	1,080	722
Inventories	4,514	3,086

Total current assets	16,556	13,267

LONG-TERM INVESTMENTS:
Long-term marketable securities	1,053	757
Severance pay funds	1,119	1,143
Investment in an affiliated company	752	2,472
Other assets	-	395

Total long-term investments	2,924	4,767

PROPERTY AND EQUIPMENT, NET	971	1,019

INTANGIBLE ASSETS:
Goodwill	1,717	1,569
Customer list	1,800	1,389
Other intangible assets	403	471

Total intangible assets	3,920	3,429

ASSETS RELATED TO DISCONTINUED SEGMENT	-	3

Total assets	$24,371	$22,485

BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans from banks	$2,624	$1,354
Current maturities of long-term convertible note and bank loans	217	643
Trade payables	3,905	3,845
Employees and payroll accruals	788	664
Deferred revenues	371	364
Accrued expenses and other liabilities	1,854	1,141

Total current liabilities	9,759	8,011

LONG-TERM LIABILITIES:
Long-term convertible note	1,064	1,151
Bank loans (net of current maturities)	21	54
Deferred taxes	397	348
Put option issued to minority shareholders in a subsidiary	42	359
Accrued severance pay	1,350	1,468

Total long-term liabilities	2,874	3,380

MINORITY INTEREST IN A SUBSIDIARY	346	809

LIABILITIES RELATED TO DISCONTINUED SEGMENT	237	237

SHAREHOLDERS' EQUITY	11,155	10,048

Total liabilities and shareholders' equity	$24,371	$22,485

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2004	2005	2004	2005	2004
	Unaudited

Revenues	$4,043	$20,801	$1,457	$6,208	$8,282
Cost of revenues	1,927	14,984	691	4,386	4,608

Gross profit	2,116	5,817	766	1,822	3,674

Operating expenses:
Research and development	1,559	2,084	618	627	2,296
Less - grants and participation	(370)	(217)	(159)	(84)	(492)
Selling and marketing	933	2,715	296	797	1,706
General and administrative	1,152	2,555	337	838	1,705

Total operating expenses	3,274	7,137	1,092	2,178	5,215

Operating loss	(1,158)	(1,320)	(326)	(356)	(1,541)
Financial expenses, net	(51)	(360)	(59)	(38)	(158)
Other income	-	300	-	273	-

Loss before taxes on income and equity in losses of asn affiliated company	(1,209)	(1,380)	(385)	(121)	(1,699)
Taxes on income	-	(297)	-	(63)	(20)
Equity in losses of an affiliated company	(215)	(1,720)	(81)	(1,480)	(308)
Minority interest in earnings of a subsidiary	-	(230)	-	(80)	(17)

Net loss from continuing operations	(1,424)	(3,627)	(466)	(1,744)	(2,044)

Net loss related to discontinued operations	(18)	-	-	-	(9)

Net loss	$(1,442)	$(3,627)	$(466)	$(1,744)	$(2,053)

Basic and diluted net loss per share from
continuing operations	$(0.34)	$(0.69)	$(0.11)	$(0.28)	$(0.44)

Basic and diluted net loss per share from
discontinued operations	$(0.01)	$-	$-	$-	$(0.00)

Basic and diluted net loss of NIS 4.00 par
value per share	$(0.35)	$(0.69)	$(0.11)	$(0.28)	$(0.44)

Weighted average number of shares used in
computing basic and diluted net loss per
share	4,163,166	5,287,886	4,165,224	6,261,105	4,631,106

U.S. dollars in thousands

SEGMENTS AND GEOGRAPHIC INFORMATION

Revenues, gross profit and operating profit (loss) for operating segments for the nine and three month ending September 2005 and for the year ended 2004 were as follow:

	Nine month ended September 30, 2005
	Connectivity	Communication	Electronics components	Adjustment and eliminations	Consolidated

Revenues	$3,306	$2,274	$15,301	$(80)	$20,801

Gross profit	$1,946	$575	$3,296	$-	$5,817

Operating profit (loss)	$97	$(1,855)	$1,023	$(583)	$(1,320)

	Three month ended September 30, 2005
	Connectivity	Communication	Electronics components	Adjustment and eliminations	Consolidated

Revenues	$745	$486	$5,002	$(25)	$6,208

Gross profit	$491	$44	$1,287	$-	$1,822

Operating profit (loss)	$24	$(709)	$318	$11	$(356)

	Year ended December 31, 2004
	Connectivity	Communication	Electronics components	Adjustment and eliminations	Consolidated

Revenues	$5,011	$1,363	$1,908	$-	$8,282

Gross profit	$2,933	$414	$327	$-	$3,674

Operating profit (loss)	$1,009	$(1,846)	$66	$(770)	$(1,541)

RESULTS OF OPERATION

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

Revenues for the nine months ended September 30, 2005 were $20,801,000, compared to $4,043,000 recorded for the nine months ended September 30, 2004. Revenues increased mainly due to the consolidation of Odem Electronic Technologies 1992 Ltd. (“Odem”) (related to the Electronic Component operating segment), acquired in November 2004, and Quasar Telecom (2004) Ltd (“Quasar”) (related to the Communications operating segment), which began operating on October 1, 2004.

Gross profit for the nine months ended September 30, 2005 was $5,817,000 compared to $2,116,000 for the nine months ended September 30, 2004. The gross profit ratio as a percentage of revenues decreased to 28% for the nine months ended September 30, 2005 from 52% of revenues for the nine months ended September 30, 2004, as a result of the consolidation of Odem results of operation. Odem’s gross profit for the nine months ended September 30, 2005 was 21.5% of revenues.

Research and development expenses for the nine months ended September 30, 2005 were $2,084,000 compared to $1,559,000 for the nine months ended September 30, 2004. Research and development expenses increased mainly due to consolidation of Quasar’s results of operation, as well as due to an increase in personnel in the Communications Division. Income from grants and participation in research and development cost, represent the participation in funding from Office of the Chief Scientist in Israel (“OCS”). The approved grant by the OCS for years 2005 and 2004 was $351,000 and $511,000, respectively. Income from grants for the nine months ended September 30, 2005 was $217,000 compared to $370,000 in the nine months ended September 30, 2004.

Selling and marketing expenses for the nine months ended September 30, 2005 increased to $2,715,000 from $933,000 for the nine months ended September 30, 2004. The increase is related to the consolidation of Odem’s and Quasar’s respective statements of operation, as well as to the recruiting of senior officer for the communication division in the second quarter of 2005.

General and administrative expenses for the nine months ended September 30, 2005 increased to $2,555,000 from $1,152,000 for the nine months ended September 30, 2004. The increase is related to the consolidation of Odem’s and Quasar’s respective statements of operation as well as to an increase in consulting, audit and legal fees as a result of business combination activities.

Financial expenses, net, increased to $360,000 for the nine months ended September 30, 2005 from $51,000 in the nine months ended September 30, 2004, mainly due to the financial expenses related to the convertible note in the amount of $2,000,000 that was issued on June 10, 2004.

In March and July 2005, principal and accumulated interest of the convertible note, in the total amount of $1,888,000, were converted into ordinary shares, . In September 2005, the Company raised an additional convertible note of a $ 1,500,000 principal amount.

Other income for the nine months ended September 30, 2005 is related to the sale of the Company’s PrintBOS product line.

Taxes on income for the nine months ended September 30, 2005, is related to taxable income in Odem.

Equity losses of an affiliated company for the nine months ended September 30, 2005 was $1,720,000 compared to $215,000 for the nine months ended September 30, 2004. Equity losses of an affiliated company for the nine months ended September 2005, includes an impairment of the investment in Surf-Communication Solutions Ltd. (“Surf”) in the amount of $1,355,000. In addition, the Company’s voting rights in Surf have been diluted to 8.7% of the total voting rights in Surf, as a result of a private placement in Surf in the third quarter, in which the Company did not participate. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the carrying amount of the investment of $ 752 is accounted for based on the cost accounting method.

Minority interest in earnings of a subsidiary refers to the Company’s investment in Odem. On September 29, 2005, the Company acquired 23.9% of the outstanding shares of Odem from the minority shareholders, thus increasing its holdings in Odem from 63.8% on December 31, 2004 to 87.7% on September 30, 2005. On November 1, 2005, the company acquired the remaining shares of Odem, and Odem became a wholly-owned subsidiary of the Company.

Net loss from continuing operations for the nine months ended September 30, 2005 was $3,627,000 compared to $1,424,000 in the nine months ended September 30, 2004.

Net loss for the nine months ended September 30, 2005 was $3,627,000 compared to $1,442,000 in the nine months ended September 30, 2004.

On a per share basis, the net loss for the nine months ended September 30, 2005 was $0.69 per share compared to a $0.34 loss per share in the nine months ended September 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

We finance our activities by different means, including equity financings, short and long-term loans, grants from the OCS and income from operating activities.

On June 10, 2004, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), with Laurus Master Fund Ltd. (the “Investor”), under which the Company issued and sold to the Investor in a private placement (i) a Secured Convertible Term Note of a $2 million principal amount, due June 10, 2007 (the “Note”) and (ii) a warrant to purchase 130,000 Ordinary Shares at an exercise price of $4.04 per share (the “Warrant”). The Warrant is exercisable, in whole or in part, until June 10, 2011.

The Note was convertible into Ordinary Shares at a price of $3.08 per share. The note conversion price was subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the ordinary shares or if dividend is paid on the ordinary shares in ordinary shares. In addition, if the Company was to issue stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price would be adjusted to a lower price based on a weighted average formula. As a result of the price per share in the June 2005 private placement offering described below, the conversion price of the convertible note was reduced to $2.9042.

The principal amount of the Note was repayable in monthly installments, commencing as of October 1, 2004, in the initial amount of $20,000 eventually increasing to $73,600. Interest on the Note was payable monthly.

Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary Shares issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement was declared effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, we paid the Investor liquidated damages until March 11, 2005, in the amount of $92,000.

On March 23, 2005, after the Investor elected to convert $308,000 of the principal sum of the convertible note, the Investor was issued 100,000 ordinary shares of the Company. In July 2005, the Investor completed the conversion of the balance of the Convertible note principal and the accrued interest (approximately $1,580,000) into an additional 540,293 ordinary shares.

In September 2005, the Company entered into a Second Securities Purchase Agreement (“the Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 1,500,000 principal amount, due September 2008 (“the Note”) and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $ 4.04 per share (“the Warrant”). According to the Purchase Agreement, several fees in the amount of $ 116,000 were paid to the Investor. Those fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $ 15,000 eventually increasing to $ 55,000. The Note bears prime interest rate plus 1.5%, which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012.

Pursuant to its undertaking in a Registration Rights agreement with the Investor, the Company is required to file with the Securities and Exchange Commission by a certain date a registration statement on Form F-3 covering the resale of Ordinary Shares issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. Any delay in registration and/or effectiveness of such registration statement, or failure to maintain its effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 1.0% for each 30 day period of the original principal amount of the Note.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in Ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the warrants was calculated using the Black & Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the warrants in the amount of $ 144,000 is offset against the Note, amortized over the period of the Note and presented as a component in shareholders’ equity.

In June 2005, the Company completed a private placement in which it issued to investors 953,698 Ordinary Shares at a purchase price of $ 2.30 per share, for a consideration of approximately $ 2,045 (net of $ 149 in issuance expenses) and 572,219 warrants to purchase Ordinary Shares, reflecting a 60% warrant coverage. The warrants are exercisable for three years from their date of issuance. The exercise price is $2.50 per ordinary share during for the first year from the issue date, and increasing to $2.75 per ordinary share and $3.03 per ordinary share, on the first and second anniversaries of the issue date, respectively. The warrant exercise price is subject to adjustment in certain circumstances.

As of September 30, 2005, we had $4,464,000 in cash and cash equivalents, $2,146,000 in marketable securities, $3,926,000 short and long-term loans and positive working capital of $6,797,000.

Net cash used in operating activities of continuing operations for the nine months ended September 2005 was $3,275,000 compared to $688,000 for the nine months ended September 30, 2004. During the nine months ended September 30, 2005 we provided $597,000 from investing activities compared to $164,000 in the nine months ended September 30, 2004. The cash provided in investing activities in both periods is mainly due to redemption of marketable securities.

The Company’s long and short term loans as of September 30, 2005, amounted to $3,926,000, of which $2,686,000 is loans from Israeli banks and the convertible note issued to the Investor accounts for the remainder.

Working capital and working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to operating results, the level of resources devoted to research and development, new product introductions, grants from the OCS and marketing and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. Our receivables’ aging is between 40 to 90 days and our current liabilities’ aging is between 40 to 60 days. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain and (d) legal proceedings.

We believe that our cash resources are sufficient to meet our needs for at least 12 months following the date of this submission. However, it is our intention to engage in equity and loan financing to further feature-rich products of the Company, establish distribution channels in new markets and search for new merger and acquisition opportunities. There is, however, no assurance that we shall be able to obtain such financing.

BOS Holdings in ODEM to Increase to 100%

TERADYON, ISRAEL – November 1, 2005 – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC, TASE: BOSC), announced today that following the exercise of a put option by Telsys Ltd., it has entered into and closed a transaction pursuant to which it shall acquire the remaining shareholdings of Telsys Ltd. in Odem Electronics Technologies 1992 Ltd. (“Odem”), a subsidiary of BOS, in consideration for a cash payment in the amount of $554,105, thus increasing its holdings in Odem from 87.7% to 100%. Previously, in September 2005, BOS had increased its holdings from 64% to 87.7% by purchasing the holdings of another Odem minority shareholder.

Adiv Baruch, President and CEO of BOS commented: “Odem is continuing to expand its overseas activities and there is a growing demand for its products. We strongly believe that this is a promising investment and that Odem is becoming one of the fundamental growth engines within BOS”.

Edouard Cukierman, Chairman of the Board, said “A year ago we decided to invest in Odem and since then it has significantly increased its profitability. We believe that this trend will continue, and are pleased with the opportunity to increase our stake”.

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE:BOSC) was established in 1990. BOS develops and markets innovative products that improve enterprise communications and operations. Its activities are focused on two domains:

Communications products- providing easy to install and affordable VoIP and cellular gateways solutions for businesses. BOS communications products leverage existing infrastructure, radically reduce costs and facilitate operations.

Connectivity products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

In addition BOS supplies electronic and RFID components and technology design services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd., in which a controlling stake was acquired in November 2004.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Mr,. Emanuel Kahana
Gelbart-Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.